August 8, 2017	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com Cody J. Vitello Associate +1 312 609 7816 cvitello@vedderprice.com

Via EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:         Preliminary Proxy Materials for IronBridge Funds, Inc. (the “Registrant”)
File No.: 811-22397

To the Commission:

On behalf of the Registrant, electronically transmitted yesterday was a preliminary Proxy Statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 and forms of proxy (together, the “Proxy Statement”) for the Special Meeting of Shareholders to be held on September 29, 2017. The Proxy Statement contains a proposal to approve a new investment advisory agreement and a proposal to elect four members to the Registrant’s Board of Directors. It is intended that definitive proxy materials will be sent on or about August 18, 2017.

Please contact the undersigned at (312) 609-7816 if you have any questions or comments regarding the filing.

Very truly yours, /s/ Cody J. Vitello Cody J. Vitello

CJV

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.